SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment ___)*

Leaf Group Ltd.

(Name of Issuer)

Common Stock, par value $0.0001 par value

(Title of Class of Securities)

52177G 102

(CUSIP Number)

Carolina Picazo

Spectrum Equity

One International Place

35th Floor

Boston, Massachusetts 02110

(617) 464-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52177G 102

1.	Names of Reporting Persons. Spectrum Equity Investors V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,756,688
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,756,688
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,756,688
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 52177G 102

1.	Names of Reporting Persons. Spectrum Equity Associates V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,756,688
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,756,688
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,756,688
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 52177G 102

1.	Names of Reporting Persons. SEA V Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,770,540
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,770,540
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,770,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 52177G 102

1.	Names of Reporting Persons. Spectrum V Investment Managers’ Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,852
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,852
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,852
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 52177G 102

1.	Names of Reporting Persons. Brion B. Applegate
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,770,540
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,770,540
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,770,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 52177G 102

1.	Names of Reporting Persons. Christopher T. Mitchell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,770,540
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,770,540
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,770,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 52177G 102

1.	Names of Reporting Persons. Victor E. Parker, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,770,540
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,770,540
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,770,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Leaf Group Ltd., a Delaware corporation (the “Issuer”), which has its principal executive offices at 1655 26th Street, Santa Monica, CA 90404.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed by Spectrum Equity Investors V, L.P. (“SEI V”); Spectrum Equity Associates V, L.P. (“SEA V”), which is the sole general partner of SEI V; Spectrum V Investment Managers’ Fund, L.P. (“IMF V”); SEA V Management, LLC (“SEA V Management” and, together with SEI V, SEA V, and IMF V, the “Fund V Entities”), which is the sole general partner of SEA V and the sole general partner of IMF V; Brion B. Applegate (“Applegate”), Christopher T. Mitchell (“Mitchell”), and Victor E. Parker, Jr. (“Parker” and, together with Applegate and Mitchell, the “Managers”). The Managers are the individual managing directors of SEA V Management. The persons and entities named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)

The address of the principal business office of Mitchell is Spectrum Equity Investors, One International Place, 35th Floor, Boston, MA 02110. The address of the principal business office of SEI V, SEA V, IMF V, SEA V Management, Applegate and Parker is Spectrum Equity Investors, 140 New Montgomery Street, 20th Floor, San Francisco, CA 94105.

(c)

The principal business of the Fund V Entities is purchasing, holding and selling securities for investment purposes. The principal occupation of the Managers is as the managing directors SEA V Management.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Each of SEI V, IMF V, and SEA V is a limited partnership organized under the laws of the State of Delaware. SEA V Management is a limited liability company organized under the laws of the State of Delaware. Each of the Managers is a United States of America citizen.

On June 15, 2020, the Reporting Persons, together with the Boyle Capital Parties, the Generation Parties, the Oak Parties, the Osmium Parties and the PEAK6 Parties (each as defined below) agreed to coordinate efforts to enhance shareholder value of the Issuer. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons, the Boyle Capital Parties, the Generation Parties, the Oak Parties, the Osmium Parties and the PEAK6 Parties (collectively, the “Investors”). All securities reported herein as beneficially owned by the Reporting Persons exclude securities owned by the other Investors, and the Reporting Persons expressly disclaim beneficial ownership of the securities owned by the other Investors.

The “Boyle Capital Parties” shall mean Boyle Capital Opportunity Fund, LP, Golden Valley Capital Partners, LLC, Boyle Capital Management, LLC, Erik Ritland and Brian Boyle.

The “Generation Parties” shall mean Generation Capital Partners II LLC, Generation Capital Partners II LP, Generation Members’ Fund II LP, John Hawkins and Mark Jennings.

The “Oak Parties” shall mean Oak Investment Partners XI, Limited Partnership, Oak Investment Partners XII, Limited Partnership, Oak Associates XI, LLC, Oak Associates XII, LLC, Oak Management Corporation, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and Grace A. Ames.

The “Osmium Parties” shall mean John H. Lewis, Osmium Partners, LLC, Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP and Osmium Diamond, LP.

The “PEAK6 Parties” shall mean PEAK6 Investments LLC, PEAK6 Capital Management LLC, PEAK6 Group LLC, PEAK6 LLC, Matthew Hulsizer and Jennifer Just.

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds for acquiring the shares of Common Stock reported on this Schedule 13D was the working capital of the SEI V and IMF V.

Item 4. Purpose of Transaction

The Reporting Persons originally acquired their position in the Issuer’s securities for investment purposes. The Reporting Persons, together with the other Investors, plan to engage with the Issuer’s board of directors, and potentially its management, on a path forward for the Issuer that is in the interest of the Issuer’s stockholders. The Investors plan to discuss options to improve the Issuer’s performance, including, but not limited to, changes to management of the Issuer, governance improvements including de-staggering the board, and/or the sale of some or all of the Issuer’s assets.

In addition, the Reporting Persons may engage in additional communications with one or more other stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected, may result in a change in any of the following: the acquisition by persons of additional common stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.

The Reporting Persons’ principal objective with respect to the acquisition of the securities of the Issuer is to obtain a satisfactory return on their investment, and accordingly, the Reporting Persons intend to dispose of some or all of the shares of common stock that they beneficially own as soon as they can do so on terms that they consider satisfactory. Accordingly, the Reporting Persons may dispose of their shares at any time, including immediately following the filing of this Schedule 13D, through the time when the Investors’ efforts have concluded.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) – (b)

The information set forth in rows 7 through 10, 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 26,709,874 outstanding shares of Common Stock, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 11, 2020.

Based upon information provided to the Reporting Persons by the other Investors, the Investors collectively beneficially own an aggregate of 10,717,642 shares of Common Stock, which represents approximately 40.1% of the Issuer’s outstanding shares of Common Stock, and includes 31,200 shares beneficially owned by the Boyle Capital Parties, 804,627 shares beneficially owned by the Generation Parties, 3,717,674 shares beneficially owned by the Oak Parties, 2,007,018 shares beneficially owned by the Osmium Parties and 1,386,583 shares beneficially owned by the PEAK6 Parties.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of the Exchange Act, the beneficial owners of any of the securities reported herein or that they members of a “group”. The Reporting Persons expressly disclaim the existence of, or membership in a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with any of the other Investors, as well as beneficial ownership with respect to any shares of common stock beneficially owned by the other Investors, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose.

(c)	The Reporting Persons have not effected any transactions with respect to the shares of Common Stock during the past sixty days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the disclosure of the Investors in Item 2.

Item 7. Material to be Filed as Exhibits

Exhibit 1    Joint Filing Agreement

Exhibit 2    Power of Attorney

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2020

Spectrum Equity Investors V, L.P.

By:	Spectrum Equity Associates V, L.P.
its general partner

	By:	SEA V Management, LLC
its general partner

	By:	/s/ Carolina Picazo
Carolina Picazo
Authorized Signatory

Spectrum Equity Associates V, L.P.

By:	SEA V Management, LLC
its general partner

	By:	/s/ Carolina Picazo
Carolina Picazo
Authorized Signatory

SEA V Management, LLC

By:	/s/ Carolina Picazo
Carolina Picazo
Authorized Signatory

Spectrum V Investment Managers’ Fund, L.P.

By:	SEA V Management, LLC
its general partner

	By:	/s/ Carolina Picazo
Carolina Picazo
Authorized Signatory

*
Brion B. Applegate

*
Christopher T. Mitchell

*
Victor E. Parker, Jr.

*By:	/s/ Carolina Picazo
Carolina Picazo
As attorney-in-fact

This Schedule 13D was executed by Carolina Picazo on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.